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                                         Filed by Sherritt Coal Acquisition Inc.

                           Filed pursuant to Rules 165 and 425 promulgated under
                                          the Securities Act of 1933, as amended

                                                  Subject Company:  Fording Inc.
                                   Subject company's Commission File No: 1-15230


                                                           FOR IMMEDIATE RELEASE

                 SHERRITT COAL PARTNERSHIP II ANNOUNCES SUPERIOR
                             OFFER FOR FORDING INC.

- PARTNERSHIP TO OFFER C$35.00 CASH OR ONE TRUST UNIT PER FORDING SHARE, TO BE DELIVERED VIA AN EXCHANGE RIGHT

- SUPERIOR OFFER CONDITIONAL UPON REJECTION OF FORDING PROPOSAL AT THE SHAREHOLDER MEETING CURRENTLY SCHEDULED FOR DECEMBER 20TH

TORONTO - DECEMBER 12, 2002. Sherritt Coal Partnership II (the Partnership), a partnership of Sherritt International Corporation (Sherritt) [TSX: S] and Ontario Teachers' Pension Plan (Teachers'), today announced that it intends to significantly enhance its offer to purchase all of the outstanding shares of Fording Inc. (Fording) [TSX and NYSE: FDG]. The Partnership will offer Fording shareholders the choice of receiving:

   1) C$35.00 cash per share, subject to a maximum cash consideration of C$850 million; or

   2) One exchange right per share, convertible into one unit in a new income trust focused on metallurgical coal (Canadian Coal Trust), subject to a maximum issuance of approximately 42.4 million exchange rights.

Teachers' has indicated that it will elect to receive exchange rights for each of the approximately 3.2 million Fording shares it owns. Should all Fording shareholders, except for Teachers', elect cash, then each shareholder would receive C$17.63 in cash plus 0.496 of an exchange right for each Fording share.

The Partnership anticipates that Canadian Coal Trust will hold the following assets:
  o  the metallurgical coal assets of Fording;
  o certain metallurgical coal assets and port facilities jointly owned by the Luscar Energy Partnership, a joint venture of Sherritt and Teachers', and CONSOL Energy, Inc., a leading U.S. energy company; and
  o  the industrial mineral assets of Fording.

Upon its completion, this combination will be the largest metallurgical coal producer in Canada and the second largest exporter of seaborne metallurgical coal in the world.

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Fording shareholders must reject the Fording proposal on December 20, 2002 in order to take advantage of this superior offer from the Partnership.

HIGHLIGHTS OF THE SUPERIOR OFFER

The Partnership's offer is superior to the Fording plan of arrangement:

o HIGHER CASH CONSIDERATION: The Partnership will offer cash consideration per share of C$35.00 compared to C$34.00 under Fording's current proposal or C$17.63 compared to C$15.60, at a maximum cash pro-ration;

o SUBORDINATION PROVIDES DOWNSIDE PROTECTION: Canadian Coal Trust will have a target cash distribution of C$1.05 for the first quarterly distribution for 2003, and subordination by the Partnership to support a C$1.05 distribution in every quarter of 2003, subject to a maximum subordination amount of C$11.25 million per quarter. This subordination demonstrates the confidence of the Partnership that the unitholders will receive the benefits of the anticipated cost savings in the first year. The Fording proposal offers no such protection;

o LESS DEBT: Lower leverage and higher interest coverage provide less risk for unitholders;

o MORE SYNERGIES: Canadian Coal Trust expects to generate approximately C$50 million in annual cost savings before any coal marketing benefits;

o LOWER MANAGEMENT COSTS: Canadian Coal Trust management costs will be capped at Fording's 2002 levels. Fording's proposal envisions a $2.0 million increase in management costs;

o SUPERIOR GOVERNANCE: All of the trustees of Canadian Coal Trust will be independent of the Partners, unlike Fording's plan; and

o FORDING INCOME TRUST IS SUBJECT TO SIGNIFICANT DILUTION: If Teck Cominco were to convert its partnership stake into units in the Fording trust, unitholders could experience significant dilution. The Partnership will have no such feature.

"The Partnership's offer is clearly superior to the Fording plan of arrangement," said Sherritt's Chairman Ian W. Delaney. "Not only are we offering a higher cash value for Fording shares, but for those shareholders opting for Exchange Rights, Canadian Coal Trust offers greater upside potential with less risk than the Fording plan. Our proposed trust will create greater synergies and will have a stronger capital structure, offering more value to unitholders."

Mr. Delaney added, "This transaction will not only result in Canada's largest metallurgical coal exporter and strengthen the country's position in the global metallurgical coal market, it will also bring together two of the most talented and experienced workforces in the industry."

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"As a major Fording shareholder, we strongly believe that this offer provides
Fording shareholders with a superior opportunity to realize value from their investment," said Brian J. Gibson, Senior Vice-President of Global Active Equities for Teachers'. "We have decided to elect to receive exchange rights for our shares of Fording to take advantage of the value we expect to be created by the trust. Canadian Coal Trust unitholders will benefit from more certain cash distributions when compared to Fording's proposal as a result of the Partnership's subordination of a portion of its own distributions for the first year. In addition, the stronger balance sheet under the Partnership's proposal has less risk for unitholders than the Fording proposal." Mr. Gibson added, "We intend to structure the Canadian Coal Trust so that unitholders will be represented by independent trustees, providing strong corporate governance."

DETAILS OF THE SUPERIOR OFFER

The Partnership intends to mail to Fording shareholders shortly a Notice of Variation and an amended and restated takeover bid circular (Enhanced Offer Materials) that will contain full details of the amended offer. The Partnership is confident that once Fording shareholders have had the opportunity to review the Enhanced Offer Materials, they will recognize that this superior offer provides greater value and flexibility to shareholders than Fording's plan of arrangement.

Fording shareholders will be offered their choice of:

         1) C$35.00 IN CASH PER SHARE

Fording shareholders electing to receive the fully-financed cash offer would be provided with C$35.00 in cash per share, or an approximate 50% premium to the 20-day average closing stock price of Fording on the TSX immediately prior to the initial announcement of the Partnership's offer, subject to pro-ration if more than 24.3 million Fording shares (50.4% of Fording shares, assuming all options are exercised, excluding shares owned by Teachers') are tendered for the all cash offer.

         2) ONE EXCHANGE RIGHT PER SHARE

The exchange rights will entitle each holder to receive units in the newly formed Canadian Coal Trust on the fifth business day after Canadian Coal Trust has received all regulatory approvals for the exchange to occur, such that the units will be issued as freely tradable securities in Canada and the United States.

The Partnership believes that Canadian Coal Trust will provide Fording shareholders with a number of unique advantages over the proposed Fording income trust:

   o GREATER OPPORTUNITY FOR SYNERGIES: Canadian Coal Trust expects to generate approximately $50 million in annual cost savings. The contiguous nature of the Line Creek, Greenhills and Fording River mines in the Elk Valley provide enhanced opportunities to achieve operational synergies compared to the combination of Fording's and Teck Cominco's mines. Additional synergies


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     include savings from increased shipments through the low-cost Neptune
     Terminal, which has available capacity, and in which Canadian Coal Trust anticipates owning a 46% stake. In addition, Canadian Coal Trust believes it can achieve comparable marketing synergies to the Fording trust. Canadian Coal Trust will also benefit from certain tax advantages arising from new opportunities to use existing tax pools;




   o LESS DEBT: Canadian Coal Trust is expected to have pro forma debt of approximately C$325 million, which includes the costs of unwinding Fording's foreign exchange hedge and the C$51 million break-up fee payable by Fording to Teck Cominco and Westshore Terminals. Canadian Coal Trust is expected to have a debt to EBITDA ratio of 1.2x based on annualized, year-to-date pro forma EBITDA. Fording's proposed trust is expected to have pro forma debt of approximately C$425 million and a leverage ratio of approximately 2.0x computed on the same basis. Canadian Coal Trust's lower debt level will be achieved, in part, by the monetization of Fording's thermal coal assets;

   o NO HEDGE EXPOSURE: The Partnership will eliminate Fording's current unrealized loss on foreign exchange forward contracts of C$152 million (as of September 30, 2002), eliminating hedging losses over the next four years. For the nine months ending September 30, 2002, Fording experienced hedging losses of C$65 million;

   o SUBORDINATION: Canadian Coal Trust will provide more certain cash distributions to its unit holders. Canadian Coal Trust will have a target cash distribution of C$1.05 for the first quarterly distribution for 2003, and subordination by the Partnership to support a C$1.05 per unit distribution in every quarter of 2003, subject to a maximum subordination amount of C$11.25 million per quarter. This will provide assurance that unitholders will benefit from expected cost savings and will provide significant downside protection from cash flow volatility for unitholders for the first full year;

   o LOWER MANAGEMENT COSTS: Canadian Coal Trust management costs will be capped at Fording's 2002 levels. Furthermore, there will be management incentives to decrease costs, and unlike Fording's proposal, no unitholder dilution is anticipated due to a management option plan; and

   o STRONG CORPORATE GOVERNANCE: Unitholders will be protected by a strong corporate governance structure. The Canadian Coal Trust will have all independent trustees and its operating company will have a majority of independent board members. Under Fording's proposal, both the Fording Trust and Fording, Inc. (the operating company) will have a majority of its trustees and board members, respectively, nominated by Teck Cominco and Westshore Terminals.

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Fording shareholders holding exchange rights on the date of exchange will receive a cash distribution at the rate of C$1.05 per calendar quarter for the period beginning the day Fording shares are first taken up under the superior offer until the date of exchange.

Exchange rights will not be issued in exchange for more than 82.5% of the outstanding Fording shares (calculated on a diluted basis). If shareholders elect exchange rights in excess of this limit, they will receive a pro-rated combination of exchange rights and cash for each Fording share tendered and taken up.


ACCEPTING THE SUPERIOR OFFER

The superior offer will be conditional upon the Fording plan of arrangement not being approved by Fording shareholders at the upcoming special meeting. For this condition to be satisfied, in excess of 33 1/3% of shares voted at the meeting must be voted against the proposed Fording plan of arrangement. The superior offer is also conditional upon Fording shareholders tendering a minimum of 66 2/3% of the outstanding shares of Fording into the Partnership's offer as well as normal conditions and regulatory approvals.

The superior offer will be open for acceptance by Fording shareholders until 8:00 pm, Toronto time, on January 6, 2003. An investor presentation describing the offer will be posted shortly on the Sherritt International website (www.sherritt.com).

Goldman, Sachs & Co., National Bank Financial Inc. and BMO Nesbitt Burns Inc. have been retained to act as financial advisors to the Partnership. National Bank Financial Inc. and BMO Nesbitt Burns Inc. have also been retained to serve as the dealer managers for the superior offer and to solicit acceptances of the superior offer in Canada and the United States. Innisfree M&A Incorporated has been retained as information agent. Peters & Co. Limited has been retained as a strategic advisor to the Partnership.

Sherritt International Corporation is a widely held, diversified Canadian resource company that operates in Canada and internationally. Sherritt's 97.7 million restricted voting shares and C$600 million 6% convertible debentures trade on the Toronto Stock Exchange under the symbols S and S.DB, respectively.

Teachers' is one of Canada's largest financial institutions and a member of the Canadian Coalition for Good Governance with net assets as of December 31, 2001 of C$68 billion. With a solid track record of investment in Canada and worldwide, Teachers' has achieved an 11.7 percent average rate of return since its investment program began in 1990. Teachers' invests to secure the retirement income of approximately 154,000 elementary and secondary school teachers and 88,500 retired teachers and their families. The pension plan is co-sponsored by the Ontario government and the plan members who are represented by the Ontario Teachers' Federation.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE NOT BASED ON HISTORICAL FACTS, BUT RATHER ON CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS

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AND UNCERTAINTIES. THESE RISKS AND UNCERTAINTIES COULD CAUSE ACTUAL RESULTS TO
DIFFER MATERIALLY FROM THE FUTURE RESULTS EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS.

THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES IN ANY JURISDICTION.



NOTE TO INVESTORS

In connection with the proposed business combination, Sherritt Coal Acquisition Inc. will file with the U.S. Securities and Exchange Commission a Schedule 14D-1F/A, and Sherritt International Corporation and Canadian Coal Trust will file a registration statement under the Securities Act of 1933, each containing an Offer and Circular relating to the proposed business combination described in this press release. Investors and security holders are urged to read these documents because they will contain important information about Sherritt Coal Acquisition Inc., Sherritt International Corporation, Canadian Coal Trust, Fording Inc. and the proposed business combination. The Offer and Circular will be sent to security holders of Fording. Copies of the documents (when available) as well as other SEC filings of Sherritt Coal Acquisition Inc., Sherritt International Corporation and Canadian Coal Trust may be obtained, free of charge, from the SEC's website at www.sec.gov as well as from Sherritt Coal Acquisition Inc. by directing a request to Investor Relations, 1133 Yonge Street, Toronto, Ontario, Canada M4T 2Y7, Telephone (416) 934-7655.

INTERACTIVE CONFERENCE CALL NOTICE

Ian W. Delaney, Chairman of Sherritt International Corporation and Brian J. Gibson, Senior Vice-President of Global Active Equities, Ontario Teachers' Pension Plan will host a conference call on Thursday, December 12, 2002 at 11:00 a.m. eastern.

Teleconference dial in particulars are as follows:

Please call in 15 minutes prior to the call.

For the live call please dial:

Toronto area:    (416) 640-1907
Outside Toronto: (800) 814-4857

or listen to the web cast live at: www.sherritt.com

For the PostViewTM of the call, please dial:

Toronto and area: (416) 640-1917            Access code:      225042#
Outside Toronto:  (877) 289-8525            Access code:      225042#

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or listen to the web cast archive at: www.sherritt.com
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For further information please contact Sherritt Coal Partnership II Investor
Relations:
Ernie Lalonde
(416) 934-7655

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